# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MID AMERICA APARTMENT COMMUNITIES INC., CIK 0000912595
CUSIP: 59522J103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 6815 POPLAR AVENUE, SUITE 500, GERMANTOWN, Tennessee (TN), 38138
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001374170

## Reporting persons
- Norges Bank: type of reporting person: non-U.S. institution (FI), other (OO); citizenship or place of organization: Norway (Q8); sole voting power 6,941,608; shared voting power 0; sole dispositive power 6,941,608; shared dispositive power 55,937; aggregate amount beneficially owned 6,997,545 (6.0312% of the class)

## Item 1. Issuer
Name of issuer: MID AMERICA APARTMENT COMMUNITIES INC.
Address of issuer's principal executive offices: 6815 POPLAR AVENUE, SUITE 500, GERMANTOWN, TN, 38138

## Item 2. Person Filing
Name of person filing: Norges Bank
Address of principal business office or, if none, residence: Bankplassen 2, PO Box 1179 Sentrum, Oslo, NO-0107, Oslo, Norway
Citizenship: Norway

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI), group (OO)
Type of institution (non-U.S. institution) or other detail: Investment Adviser

## Item 4. Ownership
Amount beneficially owned: 6997545
Percent of class: 6.0312
Sole power to vote or to direct the vote: 6941608
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 6941608
Shared power to dispose or to direct the disposition: 55937

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Certain shares reported herein are invested on behalf of the Government of Norway.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11. I also certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to the investment management division of Norges Bank, the central bank of Norway, is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Norges Bank: Stanislav Boiadjiev, Business and Regulatory Compliance (11/12/2026)